SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	meng.ding@sidley.com +852 2509 7858

June 16, 2023

CONFIDENTIAL

Tony Watson

Rufus Decker

Kate Beukenkamp

Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ryde Group Ltd
Amendment No. 1 to Draft Registration Statement on Form F-1
Confidentially Submitted June 9, 2023
CIK No. 0001971115

Dear Mr. Watson, Mr. Decker, Ms. Beukenkamp and Ms. Ransom,

On behalf of our client, Ryde Group Ltd (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 15, 2023 regarding the Company’s draft registration statement on Form F-1 confidentially submitted on June 9, 2023 (the “Amendment No. 1 to Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Amendment No. 2 to Draft Registration Statement”).

The Company has responded to all of the Staff’s comments by revising the Amendment No. 1 to Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Amendment No. 1 to Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 2 to Draft Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee,
Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,
Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*
Consultants | Hon Au Yeung, Huberta Chow X.L., Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K.,
Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel

Amendment No.2 to Draft Registration Statement

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Metrics, page 53

1.	We note your response to comment 9; however, your response suggests that metrics associated with trips, active customers, new and/or returning, and/or driver partners are material to you. If true, revise to disclose this information for specific historical and comparative periods.

In response to the Staff’s comment, the Company has revised disclosure on pages 53 of the Amendment No.2 to the Draft Registration Statement, where the Company disclosed and provided further explanation on number of transactions, number of unique active driver partners and number of unique active consumers for the years ended December 31, 2021 and 2022 .

Factors affecting our performance

Ability to grow our revenues from ride-hailing and quick commerce, page 54

2.	We note your response to comment 11 and reissue in part. In an appropriate place in your disclosure, acknowledge that revenue attributable to mobility and quick commerce increased only slightly from the year ended December 31, 2021 to December 31, 2022. Additionally, explain whether and why you expect your ability to increase revenues will be hindered by the incentives you intend to continue to offer consumers. We note your revisions to discuss inherent challenges and risks that could hinder your ability to sustain and further increase revenue. However, this discussion appears to be focused on external forces, including competition and adoption by and satisfaction of consumers and driver-partners rather than express the dynamic of how offering these incentives may negatively impact your ability to grow revenues.

In response to the Staff’s comment, the Company has revised disclosure on pages 53 of the Amendment No. 2 to the Draft Registration Statement, where the Company (a) acknowledged that revenue attributable to mobility and quick commerce increased marginally from the year ended December 31, 2021 to December 31, 2022; and (b) elaborated on how offering the incentives may negatively impact our ability to grow revenues.

Business

Fees, page 75

3.	We note your response to comment 15, including revised disclosure to discuss the fee charged to your riders and the cash incentives provided to your driver partners. Explain how you determine the amount and timing of the incentives you offer to your consumers. And as reflected in our prior comment, please further revise your disclosure to discuss how these approaches allow you to manage the challenges with growing your base of users while also increasing revenues (e.g., by incentivizing drivers to complete a certain number of trips you increase revenues while managing costs, or experiencing an exponential benefit).

In response to the Staff’s comment, the Company has revised disclosure on page 75 of the Amendment No.2 to the Draft Registration Statement, where the Company elaborated on (a) the amount and timing of incentives offered to the consumers, and (b) how providing driver incentives enables the Company to manage the challenges of growing its consumer base while also increasing revenues.

***

If you have any questions regarding the Amendment No. 2 to Draft Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Junming Terence Zou, Chairman of the Board of Directors and Chief Executive Officer
Raymond Oh, Partner, Sidley Austin
Joanne Chiu, Partner, Kreit & Chiu CPA LLP
William S. Rosenstadt, Esq., Partner, Ortoli Rosenstadt LLP
Mengyi “Jason” Ye, Esq., Partner, Ortoli Rosenstadt LLP
Yarona L. Yieh, Esq., Counsel, Ortoli Rosenstadt LLP